United States securities and exchange commission logo





                            October 5, 2020

       Scott A. Tozier
       Chief Financial Officer
       ALBEMARLE CORPORATION
       4250 Congress Street, Suite 900
       Charlotte, North Carolina
       28209

                                                        Re: ALBEMARLE
CORPORATION
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 26,
2020
                                                            File No. 001-12658

       Dear Mr. Tozier:

              We have reviewed your September 11, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       [Month day, year] letter.

       Correspondence

       Raw Materials and Significant Supply Contracts, page 4

   1. We note your response to comment 1 thru 3, indicating that you intend to provide enhanced disclosure
with your fiscal year 2020 Form 10-K filing as presented by your
                                                        response   s Appendix.
We have reviewed the Appendix and believe more detailed
                                                        disclosure is necessary
for your lithium and bromine facilities (Salar de Atacama/La
                                                        Negra, Silver Peak,
Talison/Jiangxi/Sichuan, Wodgina/Kemerton, and Magnolia) to
                                                        comply with Industry
Guide 7 and Item 102 of Regulation S-K. For example your
                                                        discussion of your
Salar de Atacama/La Negra facilities should provide a more precise description of the
property   s location with a map and include a description of the
                                                        transportation
utilized, such as the railroads and types of highways/gravel roads. In
 Scott A. Tozier
ALBEMARLE CORPORATION
October 5, 2020
Page 2
         addition a brief description of the rock formations and mineralization with a general description of the processing facilities that includes the annual tonnage or gallons produced, with the lithium content included should also be provided. This production disclosure would also include annual production quantities of salable products, such as lithium carbonate or lithium hydroxide. Please note that the aforementioned observations serve as examples of enhanced disclosure and are not all inclusive. We encourage you to review the requirements of Industry Guide 7 and Item 102 of Regulation S-K in providing expanded disclosures that comply with this guidance.
Summary of Critical Accounting Policies and Estimates, page 38

2. We note your response to comment 4 states that the denominator used in your units of production depletion calculation for the Salar de Atacama property is based on a contract entered into in 1975 with the Chilean government which limits the total amount of lithium that you can produce and sell. Please tell us how frequently the contract is revised, amended or restated, the date of the most recent revision and what triggers the need for reassessment. Please also explain how the quota amount is determined, providing details sufficient to understand the underlying factors that impact any changes to the quota amount. To the extent that any economic studies or reserve reports are considered, please provide further details on these reports.

3. We note your response to comment 4 and understand that the denominator used in your units of production depletion calculation for the Clayton Valley Basin property is based on an internal estimate of your ultimate production. Please tell us how you determine this internal estimate providing details sufficient to understand the methods used and assumptions made including details of any geologic or economic studies considered. In addition, please further explain why you believe this internal estimate represents a reliable measure of the useful life of the underlying mineral rights in the absence of reserves and how frequently you re-assess the reasonableness of this estimate. To the extent you have evidence other than reserves that demonstrates that the estimated production can be achieved economically, please describe this evidence.


        You may contact George K. Schuler at (202) 551-3718 or Terence O'Brien at (202) 551-
3355 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameScott A. Tozier                              Sincerely,
Comapany NameALBEMARLE CORPORATION
                                                               Division of
Corporation Finance
October 5, 2020 Page 2                                         Office of Life
Sciences
FirstName LastName